Exhibit 99.2

INTERMAP TECHNOLOGIES CORPORATION

QUALIFICATION CERTIFICATE

To:	Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission of New Brunswick
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Financial and Consumer Services Division, Department of Justice and Public Safety (Prince Edward Island)
(collectively, the “Securities Commissions”)

WHEREAS the Securities Commissions have adopted or accept filings made pursuant to National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) in accordance with the authority vested in them under their respective securities acts and related investor disclosure legislation;

AND WHEREAS Intermap Technologies Corporation (the “Corporation”) wishes to issue certain of its securities under National Instrument 44-102 - Shelf Distributions (“NI 44-102”) and proposes to file its preliminary base shelf prospectus dated August 25, 2025 (the “Preliminary Prospectus”) with the Securities Commissions;

AND WHEREAS pursuant to NI 44-101 and NI 44-102, the Corporation must file a Qualification Certificate with the Securities Commissions;

NOW THEREFORE, the Corporation certifies that: (a) all of the material incorporated by reference in the Preliminary Prospectus and not previously filed is being filed with the Preliminary Prospectus; and (b) it satisfies the requirements of the qualification criteria set out in section 2.2 of NI 44-101 which criteria include:

1.	the Corporation is an electronic filer under National Instrument 13-103 System for Electronic Data Analysis and Retrieval + (SEDAR+);

2.	the Corporation is a reporting issuer in at least one jurisdiction of Canada;

3.	the Corporation has filed with the securities regulatory authority in each jurisdiction in which it is a reporting issuer all periodic and timely disclosure documents that it is required to have filed in that jurisdiction

(a)	under applicable securities legislation,

(b)	pursuant to an order issued by the securities regulatory authority, or

(c)	pursuant to an undertaking to the securities regulatory authority;

4.	the Corporation has, in at least one jurisdiction in which it is a reporting issuer,

(a)	current annual financial statements, and

(b)	a current AIF;

5.	the Corporation’s equity securities are listed and posted for trading on a short form eligible exchange and the Corporation is not an issuer

(a)	whose operations have ceased, or

(b)	whose principal asset is cash, cash equivalents, or its exchange listing.

All terms used but not otherwise defined in this Qualification Certificate shall have the meanings ascribed thereto in NI 44-101.

[Remainder of page intentionally left blank. Signature page follows.]

DATED August 25, 2025.

INTERMAP TECHNOLOGIES CORPORATION

Per:	(signed) “Jennifer Bakken”
Jennifer Bakken
Chief Financial Officer

[Signature Page – Qualification Certificate (Preliminary Base Shelf Prospectus)]